Ampio Pharmaceuticals, Inc.

5445 DTC Parkway, P4

Greenwood Village, Colorado 80111

January 6, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Suzanne Hayes, Branch Chief

Re:	Ampio Pharmaceuticals, Inc.
Registration Statement on Form S-4
Filed January 7, 2011

Dear Ms. Hayes:

Ampio Pharmaceuticals, Inc. (the “Company”), files herewith a registration statement on Form S-4 (the “Registration Statement”). The Company wishes to advise the Staff of the following additional information:

•

The Company will update the consolidated financial statements for Ampio Pharmaceuticals, Inc. and subsidiaries in Amendment No. 1 (the “Amendment”) to the Registration Statement to include audited financial statements for the year ended December 31, 2010. An updated stub financial period for the three months ended December 31, 2010 and 2009 for DMI BioSciences will be presented in the Amendment, as will updated pro forma financial information.

•

The Amendment will include an updated MD&A for both Ampio and for BioSciences, and updated executive compensation disclosure for Ampio, reflecting the financial and compensation data for the year ended December 31, 2010.

•

The Company will file an updated fairness opinion from Bluestone Investment Banking Group, LLC as an exhibit to the Amendment, and will update the corresponding disclosure at that time. The updated fairness opinion will reflect the receipt by BioSciences of clinical trial data for Zertane that were not available at the time the fairness opinion was issued on September 7, 2010.

Sincerely,

/s/ Donald B. Wingerter, Jr.

Donald B. Wingerter, Jr., Chief Executive Officer